PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 23, 2014

VIA EDGAR

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             Xunlei Limited (CIK No. 0001510593)
Response to the Staff’s Comment Letter Dated May 6, 2014

Dear Mr. Shuman, Mr. Crispino, Mr. Gilmore and Ms. Sweeney:

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff ( the “Staff”) of  the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 6, 2014. Concurrently with the submission of this letter, the Company is filing the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR.  To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on April 23, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Registration

Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

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Prospectus summary

Our history and structure, page 5

1.                                      We note your added disclosure on page 7 regarding the April 2014 agreements related to the second tranche of series E preferred shares and share repurchases. Please revise to disclose here and in your subsequent event financial statement footnote the expected timing of these transactions. In addition, tell us what consideration was given to providing pro forma financial information pursuant to Article 11 of Regulation S-X that reflects these transactions.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-112 and F-113 of the Registration Statement to disclose the actual timing of these transactions. In addition, the Company has prepared and included on pages P-1 to P-18 of the Registration Statement the pro forma financial information pursuant to Article 11 of Regulation S-X to reflect these transactions.

Capitalization, page 70

2.                                      Please advise why you have removed from the “pro forma as adjusted” column of your capitalization table the issuance and sale of common shares in a private placement to Xiaomi Ventures that is to occur concurrently with your IPO.

The Company respectfully advises the Staff that the reason for the removal of the issuance and sale of common shares in a concurrent private placement with the IPO from the “pro forma as adjusted” column is because the Company has had subsequent follow-up communications with Xiaomi Ventures on its proposed investment. As a result, Xiaomi Ventures has agreed to subscribe for up to US$50 million of ADSs in the IPO, subject to the discretion of the Company and the lead underwriters as to the amount of ADSs that Xiaomi Ventures will get in the Company’s IPO, if any, provided that the ADSs subscribed by Xiaomi Ventures will not account for more than 30% of the total ADSs being offered and sold in the IPO. In the event that the lead underwriters allocate any number of ADSs to Xiaomi Ventures with a total purchase price of no greater than US$50 million within 30% of the total number of ADSs being offered and sold in the IPO, Xiaomi Ventures will be obligated to purchase such ADSs at the initial public offering price no later than at the completion of the IPO.  Thus, given the further clarification of the share subscription arrangement between the Company and Xiaomi Ventures, the Company has revised the referenced disclosure on pages 6, 7 and 195 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies

Share-based compensation, page 111

3.                                      We note your added disclosure on pages 31 and 112 in response to prior comments 1 and 5 regarding the unrecognized compensation expense attributable to grants under the 2013 Plan for which the Plan Administrator has the authority to accelerate vesting upon closing of a QIPO. In light of the significance of the unrecognized compensation expense that could be recognized upon such an acceleration, please revise to disclose the company’s expectations regarding acceleration.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 34, 119, F-47 and F-103 of the Registration Statement to disclose the fact that the Company has no plans to accelerate the vesting of the share-based compensation awards.

Accounts receivable, net, page 121

4.                                      We note your revised disclosure and response to prior comment 7. To clarify the impact of your write-off policy, please revise to quantify the amount of receivables that are fully reserved for as of each balance sheet date.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 136, F-33 and F-81 of the Registration Statement to disclose the amount of receivables that are fully reserved for as of each balance sheet date.

Related party transactions, page 179

5.                                      We note that for awards that have been granted and become vested under your 2013 share incentive plan, Leading Advice will hold the shares for the grantees’ benefit and exercise the voting rights on their behalf after your IPO. Disclose here and elsewhere in your prospectus, if true, that Leading Advice is the beneficial owner of such shares and disclose the number of shares, and percentage of outstanding shares, it will control immediately following the IPO. Refer to General Instruction F of Form 20-F.

The Company respectfully advises the Staff that the Company does not view Leading Advice as the beneficial owner of the granted and vested awards under the Company’s 2013 share incentive plan. While Leading Advice has undertaken to the Company that it exercises the voting rights on behalf of the grantees, the voting power is owned by the grantees. According to a letter agreement between the Company and Leading Advice in relation to Company’s 2013 share incentive plan and 2014 share incentive plan, before Leading Advice exercises the voting power, it needs to solicit voting instructions from each grantee and votes in accordance with such instructions. The grantees have the power to direct the voting of the shares that have been vested and are being held by Leading Advice. Therefore, the Company believes that Leading Advice should not be deemed as the beneficial owner.

The Company has filed the letter agreement between the Company and Leading Advice in relation to Company’s 2013 share incentive plan and 2014 share incentive plan as exhibit 10.6 to the Registration Statement.

Private Placements, page 179

6.                                      You disclose in this section that in connection with the closing of the first tranche of series E preferred shares financing, members of your management have the right to purchase, or designate any third party to purchase, certain number of restricted shares of Xiaomi Corporation under its equity incentive plan, with a total subscription consideration of not more than US$20 million. Please revise to clarify the method for calculating the number of restricted shares that may be issued to your management pursuant to this provision. Refer to Item 7.B.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 195 of the Registration Statement.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(n) Revenue Recognition, page F-21

7.                                      We note your response to prior comment 7 and your disclosure on page 121 that you accept payment terms of up to one year from the invoice date if you believe that payment will be made as soon as practicable. Please tell us how the fee charged to your customers under such terms is fixed or determinable. In this regard, clarify if you have a history of collecting the original amount invoiced from your customers that have these extended payment terms without providing any refunds or concessions. Refer to SAB Topic 13.A.1.

The Company respectfully advises the Staff that it has considered SAB 13.A.1 and ASC 985-605-25-33 through ASC 985-605-25-35 as part of its revenue recognition policy.

Under SAB Topic 13.A, the Company must demonstrate that all of the four criteria of revenue recognition are met prior to recognizing revenues, including the “fixed or determinable fees” criteria.  The Company considered the definition of a “fixed fee” under the Master Glossary in the accounting literature, which is defined as a “fee required to be paid at a set amount that is not subject to refund or adjustment. “ The Company has also made reference to the guidance under ASC 985-605 which discusses how to apply the fixed or determinable fee criterion in software transactions. Although not involving sales transactions in which the risk of technological obsolescence is high and the advertising transactions in question occur over a short, and not extended, period of time, the Company believes this guidance is appropriate for other sales transactions (including the sales transactions undertaken by the Company) where authoritative guidance does not otherwise exist.

Before addressing the Staff’s specific question, the Company would like to highlight to the Staff that the collectability criterion is separate from the fixed or determinable fees criterion. As stated in our response letter dated April 23, 2014, the Company performs a detailed assessment of creditworthiness of new customers and updates its assessment on recurring customers at the time of each revenue transaction. The Company believes that it has the proper policies and procedures in place to ensure that collectability is reasonably assured and that the “collectability” criteria under SAB Topic 13.A are met at the time of recognizing revenue. The Company’s assessment of the fixed or determinable fees criterion is laid out below.

As referenced above, ASC 985-605-25-33 to 25-34 states that the existence of any extended payment terms may indicate that the fee is not fixed or determinable since the possibility that the vendor may provide a refund or concession to a creditworthy customer increases as payment terms become longer.

The Company’s contracted sales amounts with customers are fixed and determinable at the time when the transaction occurs.  Advertising contracts provide for fixed fees with specified volume incentives.  The contract value is determined based on 1) the delivery schedule, 2) the types of advertisements to be delivered, 3) the location of the advertising space, and 4) the number of advertisement items to be displayed. Such terms of services are specifically laid out in the agreements entered into with its advertising customers. The volume incentive is estimated and revenue is adjusted for the expected volume rebates.  Further adjustments to the contract price are not made.

The Company advises the Staff that its credit terms are generally standard and subject to detailed internal review.  For the first two to three advertising contracts entered into with new customers, it is the Company’s policy for the customer to make immediate payment upon the signing of the advertising contract. Only after the customer has demonstrated its ability to pay the amount stipulated in the contract would the Company normally consider offering the customer a credit term up to three months. The Company does not extend its credit terms more than six months.  The extension of the credit terms to six months is assessed on a case by case basis taking into account 1) the customer’s settlement history, 2) the volume of transactions undertaken with the Company and 3) credit history experience shared from other internet portals. Application for the credit term extension is submitted to the sales department and approved by the Company’s COO and CEO. In 2013, advertising contracts with extended credit terms of up to six months represent approximately 5.2% and 3.0% of the total 2013 and quarter 1 of 2014 advertising revenue, respectively. Prior to 2013, the Company did not extend credit terms for customers and therefore, there is no history of extended credit terms collection. The Company would like to highlight to the Staff that such extended payments in practice are not given to the customers for the purposes of allowing them to assess the value of the service provided.

The Company further advises the Staff that its prior response to comment 7 regarding the Company’s willingness to accept payment terms of up to one year is not a formal extension of payment terms. It relates to the Company’s collection period.  The Company is willing to accept delayed payment terms up to one year because 1) it is a general practice in the PRC advertising industry, and 2) the Company wants to retain its creditworthy customers for business reasons.

The extension of payment terms to six months and the Company’s delayed settlement practice has not resulted in negotiations for price concession or refund.  The Company has a history of collection under the original terms without making a concession.  The Company has not made any refunds nor has it renegotiated with the customers for any concessions to reduce the contracted service fees throughout the entire contract period until the final collection or until the write off of the receivable.  For those invoices not yet collected, the Company will not negotiate with the customers to make any refunds or concession. Additionally, the Company did not provide additional services such as free advertising airtimes and/or upgrades to higher traffic ad areas in order to incentivize the customers to honor the contractual terms.  Those amounts not ultimately collected relate to credit deterioration for which the Company made a provision for bad debt.   As described in the previous response, the Company performs ongoing credit assessments on its customers on a quarterly basis.  Once the outstanding receivable balances have been provided for due to credit deterioration, the Company would cease business with that customer and undertake various actions to recover the outstanding balance.

Accordingly, as there have been no price concessions, refunds or additional services granted to the customers with extended payment terms, and the Company has a history of collecting from customers with extended payment terms (except for a small number of those whose credit situation deteriorates afterwards and the Company makes a bad debt provision), the Company considers that the fees are fixed and determinable.

In response to Staff’s comment, the Company has revised the disclosures on pages 107 and 108 of the Registration Statement.

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If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Sean Shenglong Zou, Chief Executive Officer, Xunlei Limited

Tom Wu, Chief Financial Officer, Xunlei Limited

Kitty Chung, Partner, PricewaterhouseCoopers

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP